Exhibit 99.1

Bona Film Group Projects Recognized at

15th China Huabiao Awards Ceremony

BEIJING — January 6, 2014 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ:BONA), a leading film distributor and vertically integrated film company in China, today announced that Bona film projects took home the following top awards at the 15th China Huabiao Awards Ceremony in Beijing on December 26th:

•                  Flying Swords of Dragon Gate was recognized for Outstanding Use of Technology;

•                  A Simple Life, Flying Swords of Dragon Gate and The Grandmasters were recognized as Outstanding Co-Productions;

•                  Deanie Ip was named Outstanding Chinese Actress with Foreign Nationality for her performance in A Simple Life; and

•                  Ziyi Zhang was named Outstanding Actress for her performance in The Grandmasters.

Additionally, Bona’s Christmas Rose and Overheard 2 were nominated for Outstanding Co-Productions, and The Next 11 Days was nominated for Outstanding Drama.

Named after the decorative Chinese winged columns (“huabiaos”) in Tiananmen Square that signify power and status, the Huabiao Awards are the highest government honor in the film industry in China. Held every two years, the Huabiao Awards are considered one of the three major mainland China awards for the film industry along with the Golden Rooster Awards and the Hundred Flowers Awards.

“We are thrilled that several Bona films were acknowledged for their quality of work by receiving such a high honor,” said Mr. Yu Dong, Founder, Chairman and CEO. “Our unparalleled creative resources enable Bona to produce films with high artistic value, as well as broad appeal. We have a strong pipeline of films slated for 2014 and early 2015 that will continue this tradition of quality and offer Chinese audiences the best in cinematic entertainment.

“Additionally, as the largest non-state-owned film distributor in China, Bona’s vertically integrated business model is well positioned to take advantage of the growth in the Chinese box office. Our model is designed to mirror the flow of the industry, and as such we are confident we have the right strategy and the right talent to remain at the forefront of China’s film industry.”

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-one movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Kathy Price
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com